Exhibit 17.1

From: robert.shee@gmail.com [mailto:robert.shee@gmail.com] On Behalf Of Robert Shih
Sent: Saturday, September 29, 2007 1:38 PM
To: Joe Liu; Bender, Kenneth R.
Cc: Chieh Chang
Subject: Re: OCPA decision

Dear Joe:

Please accept this letter as my resignation from Oplink as an employee and OCPI as a board of director effective immediately.

As we had the heated discussion in the last few days in regards to the direction and strategy of OCPI going forward, I firmly do not believe the decision that you have made is to the best interest of Oplink/OCP in terms of its customers, employees, business outlook and financial. The decision may take the planned OCP revenue of $70M in 2008 to $35M run-rate at end of 2008 with minimal profit as it will not have the critical mass to support RD activities to develop product going forward.  In addition, the decision includes a conflict of interest sale activity of InP fab to Jacob's new venture that may include some skeptical creative deal structure.  Therefore, I will not risk my reputation and liability in executing your decisions.

I have also discussed alternative plans with you that offer less disruptive changes to customers, and create value from OCP's asset, rather than a destructive one.  However, your decision making process convinced me that we will not be able to work together in harmony going forward.  Therefore, it is best that you find an executive that can carry out your order at this early stage of Oplink/OCP integration effort.

Since Trina will be in WH next week, please instruct her to prepare the necessary exit documentation so I can sign.

At last, I like to express my gratitude to you and Oplink for providing the career experience in the past 2 years.  And I like to wish you to be successful in the OCP integration, as I think it is a good acquisition and good company with good employees.

Regards,

Robert Shih